Cannabis Science Inc. 6946 N Academy Blvd., Suite B 254 Colorado Springs, CO 80918 Telephone: 1.888.889.0888 Fax: 1.866.943.5085 info@cannabisscience.com

August 6, 2014

John Dalaly

31355 W. 13 Mile Road

Farmington Hills, MI 48334

Re:  Proposal for Equity in Michigan Green Technologies, LLC

Dear John:

Please accept this letter as an official offer from Cannabis Science (“CBIS”) to acquire an additional 30.1% equity in Michigan Green Technologies (“MGT”), which will increase Cannabis Science’s position to 50.1% equity of MGT (permitting CBIS to report the financials of MGT at a holding company level).  However, all voting and control of MGT between CBIS and you and your Michigan team ("you") will be equal.  This also includes equal representation for you and CBIS on the board of directors (or other relevant governing body) of MGT.  If you agree to these key terms and those provided below, please sign this letter and we will work together on integrating these key terms into a comprehensive agreement to be signed by both parties and four additional individual agreements for the compensation described herein.

This would be an exclusive agreement for the State of Michigan with the business activities and operations in Michigan in respect of the objectives addressed in this letter and our previous agreements.

As consideration for acquiring the additional 30.1% equity in MGT, CBIS shall:

A)

CBIS will issue 5 million shares of S-8 Registered common stock to John Dalaly or his assigns under a new CBIS services agreement with term of five (5) years, with such shares agree by the parties to be sold over the course of the next six months in an efficient manner to facilitate services for MGT services based on an estimation of $50,000/month until the first of the following:

i.

MGT reaches profitability or

ii.     February 1, 2015

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B)

CBIS will issue the following shares as described below:

1.

Issue 15 million shares of Rule 144 restricted common stock to be issued as follows:

a.

5 million shares to Dina Dalaly under a new CBIS services agreement with term of five (5) years, with 2.5 million shares to be issued as soon as possible and 2.5 million shares to be issued on or around August 1, 2015;

b.

5 million shares to Katrina Dalaly under a new CBIS services agreement with term of five (5) years, with 2.5 million shares to be issued as soon as possible and 2.5 million shares to be issued on or around August 1, 2015; and

c.

5 million shares to Christ Gorges under a new CBIS services agreement with term of five (5) years, with 2.5 million shares to be issued as soon as possible and 2.5 million shares to be issued on or around August 1, 2015

CBIS is looking for the following commitments from you on a best-efforts basis in conjunction with the compensation and its proposed acquisition of additional equity of MGT:

1.

Provide for MGT office;

2.

Ensure good faith participation of your team through the services agreements referenced above;

3.

Create and distribute marketing materials for or on behalf of MGT;

4.

Submit and support applications to the state for cultivation, production and retail operations of MGT's cannabinoid-based business with a goal of ten (10) dispensaries owned and operated by MGT within five (5) years;

5.

Implement a project with universities, including Michigan State, Wayne State, and Lawrence Tech, in regards to their IP grant programs;

6.

Research and develop cannabinoid based formulations working in conjunction with hospitals, the medical community, and universities; and

7.

In general terms, develop and operate cultivation, testing, research, manufacturing, production, and distribution of cannabinoid based products and formulations in Michigan.

A general budget has been included as Exhibit “A” to serve as guideline for a final, detailed budget to become part of the comprehensive agreement.  We realize that the attached budget may not contain everything or may under or overstate certain costs.  The operating budget includes lobbyist, staff, budget and other general operating expenses.

This offer by CBIS along with the general terms and conditions are hereby accepted this 4th day of August, 2014:

ACCEPTED BY:

OFFER PROPOSED BY:

JOHN DALALY

CANNABIS SCIENCE, INC.

/s/ John Dalaly

/s/ Dorothy Bray

        /s/ Robert Kane

John Dalaly

Dorothy Bray, Ph.D.

Robert Kane

Dir., Pres. & CEO

          Dir. & CFO

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EXHIBIT ‘A’

BUDGET

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